# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: zSpace, Inc., CIK 0001637147
CUSIP: 98980W206
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 55 Nicholson Lane, San Jose, California (CA), 95134
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,888,508; sole dispositive power 0; shared dispositive power 3,888,508; aggregate amount beneficially owned 3,888,508 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1 to Statement on Schedule 13G (this ''Amendment No. 1''), such shares and percentage are based on 37,067,903 shares of common stock, par value $0.00001 per share, of the issuer (the ''Common Stock'') outstanding as of August 10, 2026, as disclosed in the issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2026, filed with the U.S. Securities and Exchange Commission (the ''SEC'') on August 14, 2026 (the ''Form 10-Q''). Beneficial ownership consists of (i) 2,032,400 shares of Common Stock directly held by the reporting person and (ii) 1,856,108 shares of Common Stock issuable in any combination upon (a) conversion of senior secured convertible notes in the principal aggregate amount of approximately $3.6 million (the ''Notes'') held directly by the reporting person, and (b) issuance of shares of Common Stock pursuant to a debt restructuring agreement dated as of May 28, 2026 between the issuer and 3i, LP (the ''Debt Restructuring Agreement''), conversions of which are in each case subject to a 9.99% beneficial ownership limitation provision (a ''Blocker'').
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,888,508; sole dispositive power 0; shared dispositive power 3,888,508; aggregate amount beneficially owned 3,888,508 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 37,067,903 shares of Common Stock outstanding as of August 10, 2026, as disclosed in the Form 10-Q. Beneficial ownership consists of (i) 2,032,400 shares of Common Stock indirectly held by the reporting person and (ii) 1,856,108 shares of Common Stock issuable in any combination upon (a) conversion of the Notes held indirectly by the reporting person, and (b) issuance of shares of Common Stock pursuant to the Debt Restructuring Agreement, conversions of which are in each case subject to a Blocker.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,888,508; sole dispositive power 0; shared dispositive power 3,888,508; aggregate amount beneficially owned 3,888,508 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 37,067,903 shares of Common Stock outstanding as of August 10, 2026, as disclosed in the Form 10-Q. Beneficial ownership consists of (i) 2,032,400 shares of Common Stock indirectly held by the reporting person and (ii) 1,856,108 shares of Common Stock issuable in any combination upon (a) conversion of the Notes held indirectly by the reporting person, and (b) issuance of shares of Common Stock pursuant to the Debt Restructuring Agreement, conversions of which are in each case subject to a Blocker.

## Item 1. Issuer
Name of issuer: zSpace, Inc.
Address of issuer's principal executive offices: 55 Nicholson Lane, San Jose, CA 95134

## Item 2. Person Filing
Name of person filing: (i) 3i, LP, a Delaware limited partnership ("3i"); (ii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and (iii) Maier Joshua Tarlow ("Mr. Tarlow"). The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the SEC on April 23, 2026 ("the Schedule 13G"), pursuant to which such Reporting Persons have agreed to file this Amendment No. 1 and all subsequent amendments to this Amendment No. 1 and the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G in order to update the beneficial ownership information on the cover pages and in Item 4 of the Schedule 13G. The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person. The share amounts and ownership percentages disclosed on such cover pages as of the date of this Amendment No. 1 are based on 37,067,903 shares of Common Stock outstanding as of August 10, 2026, as disclosed in the Form 10-Q. As of the date of this Amendment No. 1, 3i holds (i) 2,032,400 shares of Common Stock and (ii) the Notes in the principal aggregate amount of approximately $3.6 million, conversions of which are each subject to a Blocker. 3i may convert the Notes into, or receive shares of Common Stock pursuant to the Debt Restructuring Agreement, in any combination, an aggregate of 1,856,108 shares of Common Stock, as a result of the triggering of the Blockers, each of which prohibits 3i from converting such Notes into, or receiving pursuant to the Debt Restructuring Agreement, shares of Common Stock if, as a result of such issuance, 3i, together with its affiliates and any persons acting as a group together with 3i or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such conversion. Consequently, 3i beneficially owns 3,888,508 shares of Common Stock (the "Shares"). 3i is the beneficial owner of the Shares and has the power to dispose of and the power to vote the Shares, which power may be exercised by 3i Management, the general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of 3i Management and Mr. Tarlow may be deemed to beneficially own the Shares.
Percent of class: (A) 3i: 9.99% (B) 3i Management: 9.99% (C) Mr. Tarlow: 9.99%
Sole power to vote or to direct the vote: (A) 3i: 0.00 (B) 3i Management: 0.00 (C) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote: (A) 3i: 3,888,508.00 (B) 3i Management: 3,888,508.00 (C) Mr. Tarlow: 3,888,508.00
Sole power to dispose or to direct the disposition: (A) 3i: 0.00 (B) 3i Management: 0.00 (C) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition: (A) 3i: 3,888,508.00 (B) 3i Management: 3,888,508.00 (C) Mr. Tarlow: 3,888,508.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- 3i, LP: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (11/12/2026)
- 3i Management LLC: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow, Manager (11/12/2026)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (11/12/2026)